Book # ...........

                                [GRAPHIC OMITTED]







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                             CONFIDENTIAL MEMORANDUM
--------------------------------------------------------------------------------





                                   AUGUST 1998

                                [GRAPHIC OMITTED]



                        CONFIDENTIAL EVALUATION MATERIAL

Sbarro, Inc. ("Sbarro" or the "Company") is considering the sale of all or substantially all of the Company (the "Proposed Transaction"). This Confidential Memorandum (the "Memorandum") is being furnished, on a confidential basis, to a limited number of parties for the purpose of evaluating the Proposed Transaction. This Memorandum is based on information supplied by Sbarro and is being furnished through Bear, Stearns & Co. Inc. ("Bear Stearns"), as Sbarro's exclusive financial advisor, in connection with the Proposed Transaction. This Memorandum is being provided solely for use by prospective parties in connection with their consideration of the Proposed Transaction.

Use of this Memorandum (and of all related and ancillary information subsequently provided) is governed by the terms of the Confidentiality Agreement which each recipient has previously executed and which strictly limits the use, circulation and copying of the information embodied herein. This Memorandum constitutes "Evaluation Material," as defined in such Confidentiality Agreement. Persons in possession of the Memorandum should familiarize themselves with such Confidentiality Agreement before reading, circulating or using any information contained in this Memorandum. This Memorandum may not be distributed, reproduced or used without the prior written consent of Sbarro for any purpose other than the evaluation of the Company and the Proposed Transaction by the person to whom this Memorandum has been delivered.

This Memorandum has been prepared to assist interested parties in making their own evaluations of the Company and does not purport to be all-inclusive or to contain all of the information that a prospective investor may desire. Prospective investors are urged to conduct their own independent investigation and evaluation of the Company and the Proposed Transaction. Bear Stearns has not independently verified any of the information, including the projections, contained herein. Bear Stearns, Sbarro or any of their respective employees, affiliates or representatives do not make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained herein or any other written or oral communications transmitted or made available to a prospective purchaser or for any omissions from this Memorandum or any other supplemental information, and Bear Stearns, Sbarro and their respective affiliates, employees and representatives expressly disclaim any and all liability based on or relating to the use of such information and communications by the prospective purchaser or any of its affiliates or representatives. Only those particular representations and warranties, if any, which may be made to the purchaser in one or more definitive written agreements, when and if executed, and subject to such limitations and restrictions as may be specified in such definitive written agreements, shall have any legal effect.

This Memorandum presents information with respect to the Company as of the date hereof. Delivery of this Memorandum at any later time shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof. The information contained herein is subject to change, completion or amendment without notice. Neither Bear Stearns or Sbarro intends to update or otherwise revise this Memorandum following its distribution.

The financial estimates and projections presented in this Memorandum represent the subjective views of the management of Sbarro and are current estimates of future performance based on assumptions which management believes are reasonable, but which may not prove to be correct. There can be no assurance that management's estimates and projections will be realized.

Neither this Memorandum nor its delivery to any prospective purchaser shall constitute an offer to sell any asset or security or to enter into any other transaction or commercial agreement.

Sbarro reserves the right to: (i) negotiate with one or more prospective purchasers at any time and to enter into a definitive agreement regarding the Proposed Transaction without prior notice to any recipient or to any other prospective purchaser; (ii) terminate, at any time, the process or terminate the further participation in such process by any party; (iii) modify, at any time, or for any reason, any procedure relating to such process; and (iv) amend or replace the Memorandum and reserve the right to take any action, whether or not in the ordinary course of business, which they deem necessary or prudent.

Under no circumstances should the management or employees of Sbarro be contacted directly. All communications, inquiries and requests for information should be directed to one of the Bear Stearns representatives listed below.

Certain statements contained in this Memorandum are forward-looking statements which are subject to a number of known and unknown risks and uncertainties that could cause the Company's actual results and performance to differ materially from those described or implied in the forward-looking statements. These risks and uncertainties, many of which are not within the Company's control, include, but are not limited to, general economic, weather and business conditions; the availability of suitable restaurant sites in appropriate regional shopping malls and other locations on reasonable rental terms; changes in consumer tastes; changes in population and traffic patterns; ability to continue to attract franchisees; the success of its present, and any future, joint ventures and other expansion opportunities; the availability of food (particularly cheese and tomatoes) and paper products at reasonable prices; no material increase occurring in the Federal minimum wage; and the Company's ability to attract competent restaurant and executive managerial personnel.



                            BEAR, STEARNS & CO. INC.
                                 245 Park Avenue
                            New York, New York 10167

                            Telephone: (212) 272-2000
                            Facsimile: (212) 272-3092

--------------------------------------------------------------------------------

              RANDALL PAULSON                                  JOHN KIMM
          Senior Managing Director                           Vice President
               (212) 272-6778                                (212) 272-6813

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                                TABLE OF CONTENTS
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SECTION                                                               PAGE
-------                                                               ----

I.  EXECUTIVE SUMMARY

         Company Description.............................................1

         Strategy........................................................2

         Restaurant Industry.............................................4

         Summary Financial Results.......................................4

II.  INVESTMENT CONSIDERATIONS...........................................5

III.  COMPANY OVERVIEW

         Company Description and History.................................7

         Operations......................................................7

         New Restaurant Concepts........................................12

         Properties.....................................................12

         Employees......................................................13

         Ownership......................................................15

IV.  BUSINESS STRATEGY

         Operational Strategy...........................................16

         Growth Strategy - Core Business................................17

         Growth Strategy - New Restaurant Concepts......................19

V.  INDUSTRY AND COMPETITIVE OVERVIEW

         Restaurant Industry............................................21

         Quick Service Restaurant Industry..............................21

         Pizza Restaurant Segment.......................................22

VI.  FINANCIAL OVERVIEW

         Historical Financial Performance...............................24

         Projected Financial Performance................................29

VII.  APPENDIX

         Form 10-K Dated December 28, 1997

         Form 10-Q Dated April 19, 1998

         Proxy Statement Dated July 17, 1998

                                  SBARRO, INC.

--------------------------------------------------------------------------------
                              I. EXECUTIVE SUMMARY
--------------------------------------------------------------------------------

COMPANY DESCRIPTION

Sbarro, Inc. ("Sbarro" or the "Company") was founded by the Sbarro family in 1959 and today is the leading operator and franchiser of quick service restaurants serving a wide variety of Italian specialties. Under the "Sbarro" and "Sbarro The Italian Eatery" names, the Company developed one of the first quick service concepts that extended beyond offering one primary specialty item (e.g., pizza or hamburgers) and also developed an exhibition kitchen where customers could watch the preparation of many of the Company's fresh food products. The Company's menu includes pizza, pasta and other hot and cold Italian entrees, salads, sandwiches, cheesecake and other desserts and beverages. As of July 12, 1998, the Sbarro system included 873 Company-operated and franchised restaurants with operations in 21 countries. For the last twelve months ended April 19, 1998, the Company generated systemwide sales of $476.6 million. Revenues and EBITDA for the same period were $351.5 million and $80.7 million, respectively. As of April 19, 1998, the Company's balance sheet contained no debt and cash and marketable securities of approximately $116.7 million.

Since its inception, the Company has focused almost exclusively on high customer traffic venues to take advantage of the customer density and impulse nature of the customer purchase that such locations offer. The Company initially located its restaurant sites in Manhattan and then, with the rapid expansion of enclosed shopping malls in the 1970's, extended its concept into these facilities due to their similar high traffic characteristics. Over the past several years, the Company has expanded the Sbarro concept to new high traffic venues including toll roads and airports and has recently begun targeting sports arenas, hospitals, convention centers, university campuses and casinos. As of July 12, 1998, the Company owned and operated 626 restaurants and franchised 247 restaurants located in 48 states throughout the United States and 20 countries worldwide.

The Company has demonstrated its ability to identify, develop and operate profitable restaurants and has increased its total restaurant base (including franchised operations) from 587 locations at the end of 1992 to 873 at July 12, 1998, representing a compounded annual growth rate of approximately 7.5%. Over the past decade, the Company's growth in shopping malls has been primarily derived from opportunities that have arisen from the major renovation of an existing shopping mall or the re-merchandising of the mall's food operations and, to a lesser extent, the development of new shopping malls. Historically, the Company's strategy has been to own and operate its restaurants whenever possible in order to closely control all aspects of restaurant operations and maximize profitability. To expand its growth opportunities through franchising while mitigating the associated risks, the Company has developed a rigorous qualification and training program that defines strict operating standards for franchisees and also severely restricts the size of territories granted to franchisees. The Company believes that franchised units meet the quality and customer service benchmarks of Company-owned units, and expects a more significant portion of future new unit growth will come from franchised locations as the Company continues to expand the Sbarro concept into new venues, both domestically and internationally.

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SBA." As of July 17, 1998, the closing stock price was $26.31 and 20,528,309 shares of its common stock and 1,584,184 options (at a weighted average exercise price of $25.88) were outstanding.


STRATEGY

BUSINESS STRATEGY

Since its founding, the Company has sought to deliver high quality, affordably priced Italian food products to a broad customer base. Sbarro has concentrated its product development on creating a menu of healthy, popularly priced items which appeal to the tastes of its customers and also afford the Company high gross margins. It has continued to emphasize the freshness of its food through its exhibition kitchens and has also developed a restaurant operations model which specifies all aspects of restaurant management, including recipes, production processes, restaurant design, customer service and staff training. This model ensures consistency of product and service and provides the Company with consistent operating performance. The Sbarro concept is unlike typical quick service restaurants because of its diverse menu of Italian foods, nor does it compare to other Italian / pizza restaurants because of its fast, cafeteria style service.

The Company has historically focused on high customer traffic venues such as shopping malls due to the dense base of captive customers who base their eating decision primarily on impulse and convenience and who are thus relatively less price sensitive than normal quick service restaurant customers. This provides the Company more flexibility in pricing and allows the Company to avoid the advertising and promotional spending that would be required to attract customers to standalone units. These factors, combined with tight cost controls, provide Sbarro with very high and stable operating margins relative to other restaurant companies. The Company has become the dominant Italian quick service restaurant concept in high customer traffic venues and its strong relationships with shopping center developers and operators give it preferential access to attractive locations. The Company has thus developed a strong, nationally recognized brand name.


GROWTH STRATEGY

The Company expects future growth to be driven by (i) further penetrating high customer traffic venues, (ii) increased franchising, (iii) expansion into traditional quick service restaurant venues and (iv) expansion of a recently developed Italian casual dining concept that is similar to the Sbarro business model.


New High Customer Traffic Venues

The Company began targeting toll roads and airport locations in the early 1990's due to the similar characteristics (e.g., customer density, impulse purchase) between these venues and the Company's significant base of shopping mall locations. Approximately 7% of the Company's existing restaurants are located in these venues and recently the Company has targeted other high customer traffic venues including sports arenas, hospitals, convention centers, universities and casinos. The Company believes these venues offer significant expansion potential as the operators of these facilities increasingly look to outsource their food service operations to companies with an established brand in order to simplify their own operations and maximize profitability.

Franchising

The Company plans to increase the level of franchising with selected franchisees in both international and domestic markets. The Company has developed a comprehensive qualification and training process for franchisees which prescribes strict operating standards that it believes will provide Sbarro with the level of control necessary to meet the Company's customer service and quality requirements. The Company's large base of foreign business partners which currently numbers 21 will facilitate accelerated international expansion.



Traditional Quick Service Restaurant Venues

The Company believes there is significant opportunity to expand the Sbarro concept into traditional quick service restaurant markets. The SBARRO name is well recognized with consumers and its strong brand identity is able to attract significant customer traffic. The likely method of penetrating this market in the near term is through co-branding with other restaurant concepts in standalone locations. By combining two concepts, lease and overhead expenses are shared while customer traffic is enhanced, significantly improving the overall economics of the particular unit. The Company has commenced this co-branding strategy in 12 Minnesota locations, working with a franchisee to combine Sbarro and Arby's restaurants. Based on the successful results to date, the Company plans to expand the program to other locations.



New Concepts

The Company has also sought to develop new restaurant concepts that possess similarities to the successful Sbarro business model. One such concept is UMBERTO'S OF NEW HYDE PARK, a casual dining Italian concept that is an extension of the Sbarro model and is being successfully applied to upscale strip locations. Umberto's has been developed with a 20% joint venture partner and offers a more diverse menu of Italian specialties at a moderate price point and high quality level with both dine-in and counter/takeout service. The Company currently operates five Umberto's units in Long Island, New York that have generated attractive economics that are comparable to its core Sbarro units.



RESTAURANT INDUSTRY(1)

The restaurant industry is one of the largest sectors of the economy, with estimated industry sales of approximately $336 billion in 1998, accounting for more than 4% of the nation's gross domestic product. Between 1990 and 1997, restaurant industry sales grew an average of 4.5% annually. The National Restaurant Association projects continued industry growth, as the increasing percentage of dual-earner households and higher disposable incomes combined with decreasing leisure time, continue to increase the percentage of meals eaten away from the home.

-------------
(1) Source:  National Restaurant Association, unless otherwise noted.

QUICK SERVICE RESTAURANT INDUSTRY

The quick service sector of the restaurant industry accounts for over 31% of total restaurant revenues. Between 1993 and 1997, the number of quick service units grew at a 5.3% annual rate, while revenues grew at 5.4%. The National Restaurant Association predicts that sales at quick service restaurants will reach approximately $106 billion in 1998.



PIZZA RESTAURANT SEGMENT(2)

Approximately 50% of Sbarro's revenues are derived from pizza, and thus many of the Company's most direct competitors operate within the pizza restaurant segment. At the end of 1997, there were over 30,000 pizza restaurants in operation, generating nearly $16 billion in revenues. Pizza restaurant segment revenues have recently declined, with revenue growth among smaller pizza chains being more than offset by revenue declines among the largest pizza chains. According to Euromonitor Market Direction, a market research firm, this has been partially driven by changing consumer preferences toward better quality pizza and a wider variety of product offerings.



SUMMARY FINANCIAL RESULTS

The following charts present a summary of the historical revenues and EBITDA of the Company from 1994 to the latest quarter ended April 19, 1998:

                         REVENUE                          EBITDA
                     ($ IN MILLIONS)                  ($ IN MILLIONS)
                    [GRAPHIC OMITTED]                [GRAPHIC OMITTED]

------------------
(1) Source:  Euromonitor Market Direction.
(2) Excludes a $16.4 million pre-tax provision for the closing of certain underperforming units.
(3) Excludes a $3.3 million pre-tax provision for the closing of certain joint venture units.

                                  SBARRO, INC.

--------------------------------------------------------------------------------
                          II. INVESTMENT CONSIDERATIONS
--------------------------------------------------------------------------------


LEADING QUICK SERVICE OPERATOR IN HIGH CUSTOMER TRAFFIC VENUES

The Company, through its "Sbarro" and "Sbarro The Italian Eatery" brands, is the dominant brand of Italian quick service restaurant operating in shopping malls, airports, toll roads and other high customer traffic locations. The Company has developed a proven and unique business model for operating in these high customer traffic locations and faces limited competition from other quick service Italian restaurants in these venues. The Company has developed close relationships with major mall developers and operators, as well as national food service companies that franchise restaurants in other high traffic locations, which gives it preferential access to attractive locations.


STRONG, NATIONALLY RECOGNIZED BRAND NAME

The breadth of Sbarro's operations and the visibility of its units across many high customer traffic locations have enabled the Company to forge strong brand name recognition with consumers. The Sbarro concept is unusual among quick service restaurants, with its varied menu of quality, popularly priced Italian food served in a cafeteria style format. Its exhibition kitchens, distinctive logo and clean and bright locations have become recognized symbols of the Company.



CONSISTENT RECORD OF GROWTH AND PROFITABILITY

Sbarro has a track record of consistent operating performance and a high level of profitability that is unusual in the restaurant industry. Its strict operating and cost controls and proven business model have resulted in a consistent revenue base and a low cost structure. Revenues and EBITDA have increased from $236.2 million and $53.7 million, respectively, in fiscal 1992 to $351.5 million and $80.7 million, respectively, for the last twelve months ended April 19, 1998. This increase represents compound annual growth rates of 7.9% and 8.1% for revenue and EBITDA, respectively. Its EBITDA margins of 23.0% are among the highest and most consistent in the restaurant industry.



PROVEN BUSINESS MODEL

In its almost 40 years of operations, Sbarro management has developed and refined a business model that is unique for high traffic customer venues. The Company has extensive experience in identifying attractive restaurant locations and developing these sites. The Company has developed a forecasting approach that enables it to project, with relative precision, the capital and pre-opening costs associated with opening new Sbarro restaurants, as well as to determine whether a prospective location has a high likelihood of success. Since the cost of food, paper products, payroll and other employee benefits is generally within a small range as a percentage of restaurant sales from location to location, the Company's model focuses on projected restaurant revenues and the fixed and semi-variable costs expected to be incurred. The Company's forecasting approach also projects a prospective restaurant's revenues based on such factors as the area's demographics and the retail environment surrounding the location.

Based on an initial investment of approximately $350,000 for a typical food court unit and an annual store level contribution of approximately $100,000 per year, the Company typically realizes a first year cash on cash return of approximately 29% and a ten year IRR of approximately 26% after periodic capital improvement expenditures. For a typical in-line/downtown restaurant with an average investment of approximately $450,000 and an annual store level contribution of approximately $112,000, the Company realizes a first year cash on cash return of approximately 25% and a ten year IRR of 21% after periodic capital improvement expenditures.



SIGNIFICANT GROWTH OPPORTUNITIES

The Company plans to pursue a growth strategy that combines a full schedule of new unit openings in its traditional high customer traffic venues with selected openings in traditional quick service restaurant locations (some of which will be through co-branding), and development of a new casual Italian restaurant concept under the name Umberto's. The Company expects to increase the number of Company-owned and franchised units by 63 in 1998 and 90 in 1999. In addition to continued expansion in shopping malls, the Company plans to focus on other dense customer venues such as toll roads, airports, sports arenas, hospitals, convention centers, universities and casinos. With the strength of the Sbarro brand name, the Company believes that it can also expand into traditional quick service restaurant venues. Co-branding with other restaurant concepts will be pursued and the Company's franchising activity will be expanded. Internationally, the Company will continue to work with major foreign franchisees to expand into new markets as well as increase penetration in existing markets.

The Company has recently developed a new casual Italian restaurant concept called Umberto's of New Hyde Park that offers a broader menu than the core Sbarro restaurants at a slightly higher quality level and price point. The Umberto's restaurants are designed for a mixture of sit-down dining, self service and take-out service. The Company believes a moderately priced, comfortable Italian restaurant is very appealing to its suburban, middle-class target customer base. Early results for existing units have generated attractive economics, and the Company believes that Umberto's has significant growth potential.



LIMITED COMPETITION FROM OTHER NATIONAL ITALIAN CHAINS

Sbarro is the only national Italian chain focused on high customer traffic locations. The other national chains, including Pizza Hut and Little Caesars, have attempted to replicate their stand-alone concept in malls and other locations but have experienced relatively poor performance and, as a result, have reduced the scope of their operations in these venues. As a result, the Company has a significant competitive advantage in opening new units in malls and other dense customer traffic locations.

                                  SBARRO, INC.

--------------------------------------------------------------------------------
                              III. COMPANY OVERVIEW
--------------------------------------------------------------------------------


COMPANY DESCRIPTION AND HISTORY

The Company was founded by the Sbarro family in 1959 at which time the family owned and operated several gourmet Italian delicatessens and provided catering for family and business events. Under the "Sbarro" and "Sbarro The Italian Eatery" names, the Company developed one of the first quick service concepts that extended beyond offering one primary specialty item (e.g., pizza or hamburgers) and also developed an exhibition kitchen where customers could watch the preparation of many of the Company's fresh food products. The Company's menu includes pizza, pasta and other hot and cold Italian entrees, salads, sandwiches, beverages and desserts, including the Company's "signature" cheesecake prepared in its original kitchen in Brooklyn, New York. With the development of enclosed shopping centers in the 1970s, the Company opened its first mall restaurant. Today, Sbarro is the leading brand of Italian quick service restaurants operating in high customer traffic venues.

As of July 12, 1998, there were a total of 873 Sbarro restaurants in operation, 626 Company-owned and 247 franchised. These restaurants are located in 48 states throughout the United States and the District of Columbia, as well as Aruba, Australia, the Bahamas, Belgium, Canada, Chile, Cyprus, France, Guam, Israel, Japan, Korea, Kuwait, Lebanon, New Zealand, the Philippines, Puerto Rico, Russia, Saudi Arabia and the United Kingdom. In addition, since 1995, the Company has created and operated other restaurant concepts for the purpose of developing growth opportunities in addition to its core Sbarro format.

The Company was incorporated in New York in 1977. Its Common Stock is listed on the New York Stock Exchange under the symbol "SBA." As of July 17, 1998, the closing stock price was $26.31 and 20,528,309 shares of its common stock and 1,584,184 options (at a weighted average exercise price of $25.88) were outstanding.


OPERATIONS

RESTAURANT EXPANSION AND FINANCIAL REVIEW

As illustrated below, the Company has posted a consistent record of growth, as evidenced by both unit count and systemwide sales. Since its inception, Sbarro management has focused on profitable growth. The number of Sbarro units has grown at a compounded annual rate of 7.5% since 1992. Systemwide sales (which includes sales from franchised units) have grown at a compounded annual rate of approximately 8.6% during this same period, driven by the increase in new units and the consistent performance of existing units. Sbarro's revenues and EBITDA have increased at a compound annual rate of 7.9% and 8.1%, respectively, over this same period. For the last twelve months ended April 19, 1998, the Company's EBITDA margin was 23.0%.

                         UNIT COUNT AND SYSTEMWIDE SALES







                         REVENUE                             EBITDA
                     ($ IN MILLIONS)                     ($ IN MILLIONS)
                    [GRAPHIC OMITTED]                   [GRAPHIC OMITTED]

------------------------
(1) Excludes a $16.4 million provision for the closing of certain underperforming units.
(2) Excludes a $3.3 million provision for the closing of certain joint venture units.

Company-owned units comprised approximately 72% of total systemwide sales for the last twelve months ended April 19, 1998 with the remaining 28% of systemwide sales related to franchised units. Revenues from Company-owned units comprised 97.8% of total operating revenues for the last twelve months ended April 19, 1998. The remaining 2.2% of Sbarro's operating revenues were derived from fees and royalties from franchisees. The standard franchise agreement includes an initial franchise fee of $35,000 and ongoing royalty fees which are typically 5%
- 7% of gross revenues.

The following charts represent systemwide sales and total revenues for the last twelve months ended April 19, 1998:



    SYSTEMWIDE SALES COMPOSITION               COMPANY REVENUE COMPOSITION(1)

         [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]

                              [GRAPHIC OMITTED]


CONCEPT AND MENU

Sbarro restaurants offer quick, efficient, cafeteria and buffet style service designed to minimize customer waiting time and facilitate table turnover. The decor of a Sbarro restaurant incorporates booth and table seating (for "in-line" restaurants), with a contemporary design using consistent signage and color schemes shared across virtually all units.

As of July 12, 1998, there were 258 "in-line" Sbarro restaurants and 608 "food court" Sbarro restaurants. In addition, franchisees operated seven freestanding Sbarro restaurants. "In-line" restaurants, which are self-contained, usually occupy approximately 1,500-3,000 square feet, contain the space and furniture to seat approximately 60-120 people and employ 10-40 persons, including part-time personnel. "Food court" restaurants are primarily located in areas of shopping malls and airports designated exclusively for restaurant use and share a common dining area provided by the facility. These restaurants generally occupy approximately 500-1,000 square feet and contain only kitchen and service areas. They frequently have a more limited menu than an "in-line" restaurant and employ 6-30 persons, including part-time personnel.

Sbarro restaurants are generally open seven days a week serving lunch, dinner and, in a limited number of locations, breakfast, with hours conforming to those of the major department stores or

------------------
 (1)  Revenues exclude interest income.

other large retailers in the mall or trade area. Typically, mall restaurants are open to serve customers 10 to 12 hours a day, except on Sunday, when mall hours may be more limited. For Company-owned restaurants open a full year, average sales in 1997 were $693,000 for "in-line" restaurants and $493,000 for "food court" restaurants.

Sbarro restaurants feature a menu of popular Italian food, including pizza with a variety of toppings, a selection of pasta dishes and other hot and cold Italian entrees, salads, sandwiches, cheesecake and other desserts. In addition to soft drinks, some of the larger restaurants serve beer and wine, although alcoholic beverage sales are not emphasized.

All food products are prepared fresh daily in each restaurant according to special recipes developed by the Sbarro family. Emphasis is placed on serving generous portions of quality Italian-style food at value prices. Entree selections, excluding pizza, generally range in price from $2.99 to $5.29. The Company believes that pizza, which is sold predominately by the slice, accounts for approximately one-half of Sbarro restaurant sales.

The Company's "signature" cheesecakes are prepared in its original kitchen located in Brooklyn, New York. Substantially all of the food ingredients and related restaurant supplies used by the restaurants are purchased from major manufacturers and suppliers, who ship these items to a national independent food distributor who warehouses and ships to the Sbarro restaurants as needed. Breads, pastries, produce, fresh dairy and certain meat products are purchased locally for each restaurant. The Company requires that the manufacturers and suppliers adhere to established product specifications for all food products sold to its restaurants. The Company believes that there are other companies who would be able to service the Company's distribution needs and that satisfactory alternative sources of supply are generally available for all items regularly used in Sbarro restaurants.



RESTAURANT MANAGEMENT

Each Sbarro restaurant is managed by one General Manager and one or more Co-Managers or Assistant Managers. Managers are required to participate in Company training sessions in restaurant management and operations prior to the assumption of their duties. In addition, each restaurant Manager is required to comply with an extensive operations manual containing procedures for assuring uniformity of operations and consistent product quality. The Company has a Restaurant Management Bonus Program that provides the management teams of Company-owned restaurants with the opportunity to receive a percentage of restaurant sales as a bonus based on certain performance-related criteria.

The Company also employs approximately 75 Area Directors, each of whom is typically responsible for the operations of 7 - 15 Company-owned restaurants in a given area. Before each new restaurant opening, the Company assigns an Area Director to coordinate opening procedures. Each Area Director reports to one of the nine Regional Directors who recruit and supervise the managerial staff of all Company-owned restaurants and report to one of the five Regional Vice Presidents. The Regional Vice Presidents coordinate the activities of the Regional Directors assigned to their areas of responsibility and report to one of two Corporate Vice Presidents. The Corporate Vice Presidents have total operating and financial responsibility for their geographic areas.

REAL ESTATE

Sbarro restaurants are very attractive mall tenants due to the Company's leading position within high customer traffic venues and the favorable economics that real estate owners realize as a result of the Company's high sales per square foot. Sbarro has developed and maintains very strong relationships with the leading real estate developers and operators. Members of the Company's executive management maintain these relationships and are responsible for the key aspects of Sbarro's real estate activity including the identification of sites for new units and the negotiation of lease terms.



FRANCHISE DEVELOPMENT

While the Company continues to emphasize expansion through Company-owned units, it plans to grow franchise operations through the development of new franchisees and by existing franchisees capable of multi-unit operations. The Company relies principally upon its reputation and the strength of its existing restaurants to attract new franchisees.

As of July 12, 1998, the Company had 247 franchised Sbarro restaurants operated by 79 franchisees in 31 states as well as franchisees operating international locations in the following countries: Aruba, Australia, the Bahamas, Belgium, Canada, Chile, Cyprus, France, Guam, Israel, Japan, Korea, Kuwait, Lebanon, New Zealand, the Philippines, Puerto Rico, Russia, Saudi Arabia and the United Kingdom. The Company is presently considering additional franchise opportunities in other countries.

In certain instances, franchise locations have been established through territorial agreements under which the Company granted, for specified time periods, exclusive rights to enter into franchise agreements for restaurant units in certain geographic areas, primarily in foreign countries, or for specified non-mall locations (such as for certain toll roads or airports) in the United States or foreign countries.

The Company's basic franchise agreement generally requires payment of an initial license fee of $35,000 and requires continuing payments of royalty fees of 5% - 7% of gross revenues. Franchise agreements entered into prior to 1988 generally have an initial term of 15 years with the franchisee having a renewal option, provided that the agreement has not been previously terminated by either party for specified reasons. Since 1988, the Company has required the franchise agreements to be coterminous with the underlying lease, but generally not less than ten or more than twenty years. Since 1990, the Company has granted a renewal option in the Franchise Agreement subject to certain conditions, including a remodel or image enhancement requirement. Franchise agreements granted under territorial agreements contain negotiated terms and conditions other than those contained in the Company's basic franchise agreement. The agreements also provide the Company with the right to terminate a franchisee for a variety of reasons, including insolvency or bankruptcy, failure to operate its restaurant according to standards, understatement of gross receipts, failure to pay fees, or material misrepresentation on an application for a franchise.



SEASONALITY

The Company's business is subject to seasonal fluctuations, the effects of weather and economic conditions. Earnings have been highest in its fourth fiscal quarter due primarily to increased customer traffic during the holiday shopping season. The fourth fiscal quarter typically accounts for approximately 40% of annual net income. The length of the holiday shopping period between Thanksgiving and Christmas and the number of weeks in the fourth quarter also impacts the fourth quarter earnings relationship from year to year.



NEW RESTAURANT CONCEPTS

During 1995, the Company began developing three new restaurant concepts. The first is a casual dining concept under the name Umberto's of New Hyde Park, featuring pizza and other Italian-style foods. The Company has an 80% interest in this restaurant business. Umberto's currently operates five restaurants on Long Island, New York, with three additional units planned for 1998 openings and five food court units in regional shopping malls in Chicago, Las Vegas, White Plains and Long Island, New York. The Company is also developing with joint venture partners a family-style steakhouse concept and an upscale, table-service Italian restaurant, and is analyzing the market potential of a new concept that would offer healthy, South-of-the-Border cuisine.



PROPERTIES

All Sbarro restaurants are operated in leased premises. As of December 28, 1997, the Company leased 641 restaurants, of which 34 were subleased to franchisees under terms which cover all obligations of the Company under the lease. The remaining franchisees directly lease their restaurant space. Most of the Company's restaurant leases provide for the payment of base rents plus real estate taxes, utilities, insurance, common area charges and certain other expenses, as well as contingent rents generally ranging from 8% to 10% of net restaurant sales in excess of stipulated amounts. Leases to which the Company was a party at December 28, 1997 have initial terms expiring as follows:


Years Initial Lease        Number of Company-            Number of Franchised
    Terms Expire            Owned Restaurants               Restaurants
    ------------            -----------------               -----------

     1998                               26                     4
     1999 - 2003                       336                    25
     2004 - 2008                       239                     5
     2009 - 2012                         6                     0



Since May 1986, the Company's headquarters have been located in a two-story 20,000 square foot office building located in Commack, New York, which is leased for a period of fifteen years at a current annual base rent of $337,000. The Company pays real estate taxes, utilities, insurance and certain other expenses for the facility.

In March 1994, the Company purchased a 100,000 square foot office building in Melville, New York, for $5,350,000 and recently completed the renovation of the building at an estimated additional cost of approximately $15 million. The Company intends to occupy approximately 25% of the building in late-1998 as its corporate headquarters and lease the remainder of the building. The Company has entered into leases with unaffiliated third parties to occupy approximately 50% of the total space in the facility.

EMPLOYEES

WORKFORCE DESCRIPTION

As of December 28, 1997, the Company (exclusive of joint ventures to which the Company is a party) employed approximately 7,500 persons, of whom approximately 2,700 were full-time field and restaurant personnel, 4,600 were part-time restaurant personnel and 200 were headquarters office personnel. None of the Company's employees are covered by collective bargaining agreements. The Company believes its employee relations are satisfactory.



MANAGEMENT BIOGRAPHIES

MARIO SBARRO, 56, has been an officer, a director and a principal shareholder of the Company since its organization in 1977, serving as Chairman of the Board of Directors and Chief Executive Officer for more than the past five years. Mr. Sbarro re-assumed the position of President of the Company in May 1996 (a position he held for more than five years prior to December 1993). Mr. Sbarro is Chairman of the Executive Committee of the Board.

ANTHONY SBARRO, 52, has been an officer, a director and a principal shareholder of the Company since its organization in 1977, serving as Vice Chairman of the Board of Directors since May 1996 and as President and Chief Operating Officer from December 1993 through May 1996. For more than five years prior to December 1993, Mr. Sbarro was an Executive Vice President of the Company. He has also served as Treasurer of the Company for more than the past five years. Mr. Sbarro is a member of the Executive Committee of the Board.

JOSEPH SBARRO, 58, has been an officer, a director and a principal shareholder of the Company since its organization in 1977, serving as Senior Executive Vice President since December 1993. For more than five years prior thereto, Mr. Sbarro was an Executive Vice President of the Company. He has also served as Secretary of the Company for more than the past five years. Mr. Sbarro is a member of the Executive Committee of the Board.

CARMELA SBARRO, 76, has been Vice President of the Company since March 1985. Mrs. Sbarro devotes a substantial portion of her time to recipe and product development. Mrs. Sbarro was a founder of the Company, together with her late husband, Gennaro Sbarro. The Board of Directors elected Mrs. Sbarro as a director of the Company in January 1998. Mrs. Sbarro previously served as a director of the Company from March 1985 until December 1988, when she was elected Director Emeritus of the Company.

ANTHONY J. MISSANO, 39, was elected Corporate Vice President - Operations in August 1996, prior to which he served as Vice President - Operations (West) from February 1995, and as a Zone Vice President from June 1992 until February 1995. Mr. Missano served as a consultant to the Company from June 1992 until he became a full time employee at the end of fiscal 1993. From November 1988 until he joined the Company, Mr. Missano served as President of Anaton Corp., a franchisee of the Company.

GENARRO A. SBARRO, 31, was elected Corporate Vice President - Franchising in August 1996, prior to which he served as Vice President - Franchising since February 1995. For more than five years prior thereto, Mr. Sbarro served in various operational positions for the Company.

GENARRO J. SBARRO, 36, was elected Corporate Vice President - Operations in August 1996, prior to which he served as Vice President - Operations (East) since February 1995. For more than five years prior thereto, Mr. Sbarro served in various capacities for the Company.

JOHN BERNABEO, 41, joined the Company in August 1992 and served in various capacities prior to his election as Vice President - Architecture and Engineering in May 1997.

GEORGE W. HERZ II, 43, joined the Company in November 1995 and was elected Vice President and General Counsel in February 1996. Prior to joining the Company, Mr. Herz served as General Counsel (from 1993) and Corporate Counsel (from 1982 until 1992) of Minuteman Press International, Inc. (a franchiser of printing centers).

ROBERT S. KOEBELE, 54, has served as Vice President - Finance and Chief Financial Officer of the Company for more than the past five years. Mr. Koebele has been a certified public accountant in New York for more than the past twenty-five years.

CARMELA N. MERENDINO, 33, was elected Vice President - Administration in October 1988. Ms. Merendino joined the Company in March 1985 and performed a variety of corporate administrative functions for the Company prior to her election as Vice President - Administration.

OWNERSHIP

The following table presents the ownership of the Company as of July 17, 1998:



      -----------------------------------------------------------------------
                      EXISTING FULLY DILUTED SHARE OWNERSHIP

      (AMOUNTS IN MILLIONS)                     SHARES           % TOTAL
                                             ------------         --------

         Sbarro Family                           7.08               32.0%
         Public Shareholders                    13.45               60.8
         Mgmt./Director Options                  1.58                7.2
         Total                                  22.11              100.0%
         -------------------------------     ==========           ========

                                  SBARRO, INC.

--------------------------------------------------------------------------------
                              IV. BUSINESS STRATEGY
--------------------------------------------------------------------------------


OPERATIONAL STRATEGY

RESTAURANT OPERATIONS

The Company's product development efforts have concentrated on creating food products which satisfy the demands of consumers in terms of flavor, price and nutrition, while at the same time establishing price points and a restaurant operations model which afford the Company high gross margins. The Company's operations model provides detailed specifications for the creation of all of its menu items, thereby ensuring that consistent ingredients and production processes are utilized across its restaurant system. The Company believes that the consistent design and layout of its restaurants, including similar design, signage and color schemes for virtually all restaurants, has helped it to establish a strong brand identity for customers.

Operational processes, including food preparation, customer service and other major functions, are designed to optimize productivity and are implemented and updated across all restaurants. Training of restaurant managers and other staff is emphasized, ensuring that all units consistently operate using the "Sbarro formula." The Company has long-standing relationships with many food manufacturers and suppliers who provide the Company with food ingredients, paper products and other restaurant supplies to all Sbarro units. One national food distributor warehouses and delivers nearly all key raw ingredients to Sbarro units, minimizing the Company's distribution costs and also helping to ensure a high level of service and product consistency. Sbarro's business model is adaptable to a wide range of restaurant sizes (i.e., from 600 to 5000 square feet), while still maintaining high operating margins.



HIGH CUSTOMER TRAFFIC VENUES

A key success factor for Sbarro has been its traditional focus on high customer traffic venues such as shopping malls, which offer several advantages. The high customer density and the impulse nature of the customer purchase allow the Company to minimize advertising and promotional expenses that would otherwise be required to attract customers to its restaurants. These factors also result in customers being less price sensitive than customers that frequent "destination" restaurants. Sbarro is the dominant quick service Italian restaurant within high traffic customer venues, and has a long track record of satisfying demand in terms of quality and value. As food becomes an increasingly important part of the merchandising of high customer traffic venues, especially malls, Sbarro's reputation and track record make it a very desirable component to a venue's food offering. This, combined with the strong relationships the Company has with mall developers and operators, gives the Company preferential access to most new mall sites that become available either through new construction or refurbishment of existing shopping centers.



OPERATING COSTS

The Company has always maintained a strong focus on its cost structure and believes that this is a primary reason for the relatively high operating margins it generates. The Company believes it purchases its food ingredients and other restaurant supplies at very attractive prices due to its large and consistent volumes. By using a single distributor for maintaining and shipping restaurant supplies for all its restaurants, the Company maintains close control over the distribution function and also obtains very favorable pricing for these distribution services. Sbarro also enters into joint marketing arrangements in certain situations, most notably with soft drink manufacturers, aimed at increasing sales and decreasing expenses. The Company has also tightly controlled its general and administrative expenses, which should continue to provide operating leverage as the Company expands its business.



GROWTH STRATEGY - CORE BUSINESS

HIGH CUSTOMER TRAFFIC VENUES

Over the past decade, the Company's growth in new shopping mall locations has been primarily derived from opportunities that have arisen as a result of either the complete renovation of a shopping mall or the re-merchandising of its food operations, and to a lesser extent the development of new shopping malls. Because of the large number of existing malls and their normal cycle of refurbishment, there will continue to be opportunities for the Company to expand into new sites or relocate within existing units. As the food service operations of malls have become increasingly important drivers of customer traffic, mall developers and operators have increased their efforts to attract proven restaurant concepts. In the early 1990's, the Company began to focus on other high customer traffic venues outside of its traditional mall base. These locations, such as airport and toll roads, have similar characteristics to shopping malls and thus are very well suited to the Company's business model. More recently, the Company has pursued new high customer traffic venues including sports arenas, hospitals, convention centers, universities and casinos. Operators of these facilities are increasingly seeking to outsource their food service operations to recognized branded concepts in an effort to simplify their own operations and improve profitability. The Company believes there is substantial opportunity to expand in these types of locations.



FRANCHISING

The Company has traditionally sought to operate its own restaurants whenever possible, franchising its brand only in situations where it is either required or is a practical necessity, such as international locations and concessions (airports and toll roads). The Company operated in this manner because it believed it could best control product quality and customer experience by operating its own units, and it further avoided the problems associated with granting exclusive territories as the Company expanded its business. To mitigate the issues associated with franchising, the Company has designed a thorough qualification and training process for franchisees and has developed a franchise agreement that prescribes strict operating standards and limits exclusive territories. With these changes, the Company believes it can significantly increase its franchising activity while maintaining the high quality and service standards that its customers expect.

The Company works with major franchisees worldwide to promote the Sbarro concept and to date, has franchised restaurants in Aruba, Australia, the Bahamas, Belgium, Canada, Chile, Cyprus, France, Guam, Israel, Japan, Korea, Kuwait, Lebanon, New Zealand, the Philippines, Puerto Rico, Russia, Saudi Arabia and the United Kingdom. The Company continues to expand existing franchise relationships and forge new relationships with attractive foreign business partners.



TRADITIONAL QUICK SERVICE RESTAURANT VENUES

The Company believes there is significant opportunity to expand the Sbarro concept into traditional quick service restaurant markets. The SBARRO name is well recognized with consumers and its strong brand identity is able to attract significant customer traffic. The likely method of penetrating this market in the near term is through co-branding with other restaurant concepts in standalone locations. By combining two concepts, lease and overhead expenses are shared while customer traffic is enhanced, significantly improving the overall economics of the particular unit. The Company has commenced this co-branding strategy in 12 Minnesota locations, working with a franchisee to combine Sbarro and Arby's restaurants. Based on the successful results to date, the Company plans to expand the program to other locations.



PROJECTED UNIT EXPANSION

The following table shows the projected unit openings of both Company-owned and franchised Sbarro restaurants through 2002:


 -------------------------------------------------------------------------------


                      PROJECTED SBARRO RESTAURANT OPENINGS

                                              FISCAL YEAR
                         -----------------------------------------------------
                         1998        1999         2000        2001        2002
                         ----        ----         ----        ----        ----

 COMPANY-OWNED

      Beginning Units     623         651           691         736        781
      Openings (net)       28          40            45          45         45
                         ----        ----          ----        ----       ----
      Ending Units        651         691           736         781        826
                         ====        ====          ====        ====       ====
 FRANCHISED

      Beginning Units     239         274           324         384        444
      Openings (net)       35          50            60          60         60
                         ----        ----          ----        ----       ----
      Ending Units        274         324           384         444        504
                         ====        ====          ====        ====       ====

 TOTAL

      Beginning Units     862         925         1,015       1,120      1,225
      Openings (net)       63          90           105         105        105
                         ----        ----          ----        ----       ----
      Ending Units        925       1,015         1,120       1,225      1,330
                         ====        ====          ====        ====       ====

GROWTH STRATEGY - NEW RESTAURANT CONCEPTS

UMBERTO'S OF NEW HYDE PARK

The Company has also sought to develop new restaurant concepts that possess similarities to the successful Sbarro business model. One such concept is UMBERTO'S OF NEW HYDE PARK, a casual dining Italian concept that is an extension of the Sbarro model and is being successfully applied to upscale strip locations. Umberto's has been developed with a 20% joint venture partner and offers a more diverse menu of Italian specialties at a moderate price point and high quality level with both dine-in and counter/takeout service.

Currently, there are five Umberto's units in operation in Long Island, New York. The four existing Umberto's restaurants with at least several months of operational history are expected to achieve average 1998 revenues and EBITDA of $1.3 million and $288,000, respectively, which the Company believes it can improve as it continues to refine its business model. Based on its current business model, the Company projects that a typical Umberto's unit would generate $1.2 million in annual revenues and $308,000 in annual EBITDA before the allocation of corporate overhead expenses (resulting in an EBITDA margin of 25.7%). The Company believes that the main competitors to Umberto's are small, individually owned Italian restaurants, and that its target suburban, middle class customer base does not have a wide selection of restaurants to choose from that offer a similar menu of high quality, reasonably priced Italian dishes in comfortable surroundings. The Company believes the high percentage of counter service is also an indication of the potential for a quality, ready-to-eat, at-home Italian meal for consumers.

The following table shows the projected revenues and profitability of the Company's business model for new Umberto's units as well as for the existing units with several months of operational history:

--------------------------------------------------------------------------------
                  PROJECTED 1998 PROFIT AND LOSS STATEMENTS(1)

                                              UMBERTO'S UNITS

(DOLLARS IN THOUSANDS)
                                          BUSINESS
                                          MODEL        UNIT 1         UNIT 2         UNIT 3        UNIT 4
                                          --------     ------         ------         ------        ------

Opening Date                                NA           4/96          12/97          3/98         4/98

Revenues                                   $1,200      $1,222         $1,274         $1,764         $936

EBITDA (before Startup Costs)                $308        $311          $273            $384         $185

Operating Profit (before Startup
Costs)                                       $268        $270           $252           $355         $162

Startup Costs                                 $50          $0           $80            $138         $105
                                             ----        ----          ----            ----         ----
Operating Profit (after Startup Costs)       $218        $270          $172            $217          $57
                                             ====        ====          ====            ====         ====
Margins (before Startup Costs)

     EBITDA                                  25.7%       25.5%          21.4%         21.8%         19.8%

     Operating                               22.3%       22.1%          19.8%         20.1%         17.3%


-----------------
(1) Excludes allocation of general and administrative expenses.

OTHER RESTAURANT CONCEPTS

The Company is also developing other restaurant concepts that are in the initial stages of development. It has entered into two joint venture agreements to create a family style steakhouse concept and an upscale Italian restaurant concept. It is also analyzing the market opportunity for a concept that would offer healthy, South-of-the-Border cuisine. These additional restaurant concepts share the Sbarro strategy of offering high value, high quality food in clean and comfortable surroundings.

                                  SBARRO, INC.

--------------------------------------------------------------------------------
                      V. INDUSTRY AND COMPETITIVE OVERVIEW
--------------------------------------------------------------------------------


RESTAURANT INDUSTRY(6)

The restaurant industry is one of the largest sectors of the economy, accounting for more than 4% of the nation's gross domestic product. Because of consumers' increasing propensity to eat away from home, restaurant industry sales growth in the 1980s was rapid, approximating 8% on a nominal basis and 3% on a real basis. Factors contributing to the growth included a proliferation of two-wage earner families, more households which sought increasing convenience as lifestyles became more active, and attitudinal changes toward eating away from home. These trends have continued into the 1990's, although the industry's average annual rate of growth has slowed to a 4.5% nominal and 2.1% real rate during this decade. The National Restaurant Association forecasts that total industry sales will reach approximately $336 billion in 1998, constituting a 4.7% nominal and 1.8% real growth rate over 1997 figures. There are approximately 799,000 restaurant outlets nationwide (up from 155,000 in 1972) and the industry employs approximately 9.5 million people.

The entire restaurant industry is expected to continue to benefit from growth in disposable incomes and the attractive value proposition that restaurants offer to consumers. Households with incomes above $40,000, although they only make up 1/3 of all households, account for 58% of total spending on food away from home. As the number of higher-income households increases, restaurant demand is expected to continue to expand. In addition, according to a 1997 consumer survey conducted by the National Restaurant Association, 65% of fast-food customers and 86% of sit-down restaurant customers were positively surprised by the price they paid. This has provided restaurant operators with additional pricing flexibility without significantly affecting volume. At the same time, wholesale food prices have largely remained stable, allowing operators to realize higher gross margins.



QUICK SERVICE RESTAURANT INDUSTRY(7)

Since quick service restaurants were introduced in the mid-1950's, they have grown to account for over 31% of total restaurant industry revenues. Although the traditional hamburger concepts still account for 63% of the quick service restaurant sector, it has expanded to include pizza, chicken, Chinese food, Mexican food, ice cream/yogurt, donuts and various types of sandwiches. During the period 1993 - 1997, annual unit and revenue growth in the quick service restaurant industry totaled 5.3% and 5.4%, respectively. The National Restaurant Association predicts that sales at quick service restaurants will reach approximately $106 billion in 1998, a 5.1% increase relative to 1997.

-------------------
(1) Source: National Restaurant Association.
(2) Source: Euromonitor Market Direction, unless otherwise noted.

The following charts show the expansion in units and revenues of the quick service restaurant sector from 1993-1997:


   UNITS(1)                                                  REVENUES(1)
(IN THOUSANDS)                                            (IN $ BILLIONS)

[GRAPHIC OMITTED]                                        [GRAPHIC OMITTED]

Growth in the quick service sector is expected to continue, although at a slower rate than historical levels. The National Restaurant Association projects growth rates averaging approximately 4% over the 1998-2002 period. Customers have developed more sophisticated tastes and are increasingly demanding higher quality food and better value. Restaurant chains that are positioned to deliver variety and value should benefit from these trends.



PIZZA RESTAURANT SEGMENT (1)

In 1997, the pizza segment of the quick service restaurant sector experienced a decline in the number of units as well as overall revenues for the first time in decades. Pizza outlets constituted 21.5% of quick service outlets in 1993 but fell in share to 19.3% in 1997. Much of the decline was driven by the largest chains reorganizing their operations and closing underperforming units. For example, Pizza Hut (a subsidiary of Tricon Global Restaurants), the largest pizza restaurant company in the U.S. in terms of sales and number of units, closed 212 restaurants (approximately 2.4% of its outstanding units) in 1997. Domino's, the number two pizza chain, halted its unit growth.

In contrast, pizza restaurants other than the largest quick service chains mentioned above have continued to grow their businesses. Part of the reason for the success of these concepts is their ability to meet changing consumer preferences toward better quality pizza and a wider variety of product offerings. Sbarro, largely because of its diverse menu and also its focus on high customer traffic venues, has also continued its expansion and increased its market share during the past several years. Evolving customer demand is also a key reason for the Company's development of the Umberto's concept.


----------------------------
(1) Source: Euromonitor Market Direction.

The following charts show the number of units and revenues of the pizza segment from 1993-1997:


    UNITS(1)                                                  REVENUES(1)
  (IN THOUSANDS)                                             (IN $ BILLIONS)

   [GRAPHIC OMITTED]                                       [GRAPHIC OMITTED]



The following tables show the market shares of the top pizza chains between 1993-1997, both in terms of units and revenues:

                                  SHARE OF UNITS(1)

                                           1993        1994         1995        1996        1997
                                           ----        ----         ----        ----        ----

      Pizza Hut                            30.3%       29.7%         29.1%       29.0%       28.7%
      Domino's Pizza                       15.6        14.6          13.9        14.0        14.6
      Little Caesar's Pizza                16.2        15.9          15.5        13.0        13.2
      Papa John's Pizza                     1.4         2.2           2.9         3.8         4.7
      Sbarro                                2.4         2.5           2.4         2.5         2.7
      Others                               34.1        35.2          36.3        37.8        36.1
                                          -----       -----         -----       -----       -----
         Total                            100.0%      100.0%        100.0%      100.0%      100.0%
                                          =====       =====         =====       =====       =====




                                 SHARE OF REVENUE(1)

                                           1993        1994         1995        1996        1997
                                           ----        ----         ----        ----        ----

      Pizza Hut                            33.7%       34.4%         33.4%       30.6%       29.0%
      Domino's Pizza                       12.8        12.8          13.2        14.3        14.2
      Little Caesar's Pizza                14.7        11.1           9.8         8.8         9.2
      Papa John's Pizza                     1.1         2.0           2.9         3.8         5.5
      Sbarro                                2.4         2.5           2.5         2.5         2.7
      Others                               35.3        37.2          38.2        39.9        39.6
                                          -----       -----         -----       -----       -----
         Total                            100.0%      100.0%        100.0%      100.0%      100.0%
                                          =====       =====         =====       =====       =====

----------------------
(1) Source: Euromonitor Market Direction.
                                       23

                                  SBARRO, INC.

--------------------------------------------------------------------------------
                             VI. FINANCIAL OVERVIEW
--------------------------------------------------------------------------------

HISTORICAL FINANCIAL PERFORMANCE

The following tables show summary financial statements for the Company for the fiscal years 1994-1997, as well as the last twelve months ending April 19, 1998:

 (DOLLARS IN MILLIONS)                               FISCAL YEAR                       LTM
                                      ------------------------------------------    ---------
                                      1994       1995(2)       1996      1997(3)    4/19/98(4)
                                      ----       -------       ----      -------    ----------

 Total Systemwide Sales (1)          $384.0      $416.3        $437.6      $463.1      $476.6
                                     ======      ======        ======      ======      ======

 Revenues                            $294.0      $316.1        $325.7      $345.1      $351.5

 Cost of Food and Paper               $61.9       $67.4         $68.7       $69.5       $71.2
                                     ------     -------        ------     -------      ------

      Gross Profit                   $232.1      $248.7        $257.0      $275.6      $280.3

      GROSS MARGIN %                   79.0%       78.7%         78.9%       79.9%       79.7%

 Other Cash Operating Expenses       $159.1      $177.4        $177.6      $194.6      $199.6
                                     ------     -------        ------     -------      ------
      EBITDA                          $73.0       $71.3         $79.4       $81.0       $80.7

      EBITDA MARGIN %                  24.8%       22.6%         24.4%       23.5%       23.0%

 Depreciation & Amortization          $21.7       $23.6         $22.9       $23.9       $23.6
                                      ------     -------        ------     -------      ------
      Operating Profit                $51.3       $47.6         $56.5       $57.1       $57.1

      OPERATING MARGIN %               17.5%       15.1%         17.4%       16.6%       16.2%

 Interest Income                       $1.9        $3.1          $3.8        $4.4        $4.5
                                     ------     -------        ------     -------      ------
 Income Before Taxes                  $53.3       $50.8         $60.3       $61.5       $61.6

 Taxes                                $20.2       $19.4         $22.9       $23.4       $23.4
                                     ------     -------        ------     -------      ------
 Net Income                           $33.0       $31.4         $37.4       $38.1       $38.2
                                     ======      ======        ======      ======      ======
 Cash Dividends Paid                   $12.5       $14.8        $17.9       $21.2       $16.6(5)


 OTHER DATA:
 Capital Expenditures                  $32.1       $17.5        $25.9       $28.6       $28.0
 Comparable Store Sales Growth           3.1%        0.5%         0.0%       (0.4%)       0.1%


 BALANCE SHEET DATA (END OF PERIOD):
 Cash & Marketable Securities          $49.9      $101.0       $112.3      $127.3      $116.7
 Gross Property & Equipment           $235.1      $235.3       $260.3      $286.4      $295.8
 Total Assets                         $232.1      $242.7       $258.7      $278.6      $271.4
 Total Debt                             $0.0        $0.0         $0.0        $0.0        $0.0
 Shareholders' Equity                 $179.6      $185.7       $205.2      $220.4      $229.6

 --------------------
 (1)  Represents combined sales of Company-owned and franchised locations.
 (2) Excludes a $16.4 million provision ($10.2 million after tax) for the closing of certain under-performing restaurants that did not meet the performance criteria set by the Company. Including such charge, net income was $21.3 million.
 (3) Excludes a $3.3 million provision ($2.0 million after tax) for the closing of certain joint venture units. Including such charge, net income was $36.1 million.
 (4) Net income excludes effect of change in accounting treatment for pre-opening costs.
 (5)  The Company discontinued its quarterly dividend in January 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS(1)

1997 Compared to 1996

Restaurant sales from Company-owned units and consolidated joint venture units increased 5.8% to $337.7 million in 1997 from $319.3 million in 1996. The increase resulted from a higher number of units in operation during 1997 and the effect of a full year of selective menu price increases of approximately 0.5% and 1%, which became effective in mid April 1996 and mid July 1996, offset, in part, by a decrease in comparable unit sales of 0.4%. Comparable unit sales decreased to $305.2 million in 1997 from $306.3 million in 1996. Comparable restaurant sales are made up of sales at locations that were open during the entire current year and entire prior fiscal year.

Franchise related income increased 15.5% to $7.4 million in 1997 from $6.4 million in 1996. This increase resulted from a higher number of units in operation in 1997 than in 1996 and an increase in initial franchise and development fees due to the opening of more franchise units in 1997 than in 1996. During the year ended December 28, 1997, 23 units were closed by franchisees. These units did not produce material levels of sales and, consequently, did not generate material amounts of royalty income to the Company. In addition, four franchise units were purchased by the Company. Comparable sales at franchise locations did not change significantly in fiscal 1997 from fiscal 1996.

Interest income increased to $4.4 million in 1997 from $3.8 million in 1996. This increase was due to higher amounts of cash available for investment in 1997 than in 1996 at comparable interest rates.

Cost of food and paper products decreased as a percentage of restaurant sales to 20.6% in 1997 from 21.5% in 1996. This improvement resulted from lower food prices, primarily of cheese from the fourth quarter of fiscal 1996 into the fourth quarter of fiscal 1997, lower prices of various paper products and the effect of a full year of the selective menu price increases implemented in mid 1996. Cheese prices have risen since the middle of the fourth quarter of fiscal 1997 and currently remain at prices higher than those in the comparable prior year period.

Restaurant operating expenses - payroll and other employee benefits increased to 25.1% of restaurant sales in 1997 from 24.5% of restaurant sales in 1996. This percentage increase was attributable to the higher costs of providing benefits to employees and, to a lesser extent, the effects of the two increases in the Federal minimum wage which became effective in September 1997 and 1996, as well as the decrease in comparable unit sales in fiscal 1997. Restaurant operating expenses occupancy and other expenses increased to 27.7% of restaurant sales in 1997 from 26.8% of restaurant sales in 1996. This percentage increase was primarily attributable to rent and rent related charges increasing at a faster rate than sales.

Depreciation and amortization expenses increased to $23.9 million in 1997 from $22.9 million in 1996. This increase was primarily the result of additional Company owned units in operation during 1997 over the number of units in operation during 1996.

General and administrative expenses were $17.8 million in 1997 or 5.1% of revenues and $14.9 million in 1996 or 4.5% of revenues. This increase was due to hiring additional personnel in anticipation of the Company's development plans and increases in executive compensation and legal fees.


---------------------------------------
(1)  Source:  Company SEC Filings.
                                       25

In 1997, a provision of $3.3 million before tax ($2.0 million or $.10 after tax) relating to the Company's investment in one of its joint ventures was established for the closing of certain joint venture units.

The effective income tax rate was 38.0% for 1997 and 1996.



1996 Compared to 1995

Restaurant sales from Company-owned units increased 3.0% to $319.3 million in 1996 from $310.1 million in 1995. The increase resulted from the higher contribution to sales in 1996 than in 1995 from units opened during 1995 together with the contribution to sales from units opened during 1996, offset, in part, by the loss of sales from underperforming units closed at the end of 1995. Another factor affecting sales was the selective menu price increases of approximately 0.5% and 1% in mid April 1996 and mid July 1996. Comparable unit sales remained relatively unchanged at $292.1 million in 1996 and $292.6 million in 1995. Comparable restaurant sales are made up of sales at locations that were open during the entire current year and entire prior fiscal year.

Franchise related income increased 7.3% to $6.4 million in 1996 from $5.9 million in 1995. This increase resulted from higher royalties due principally to a larger number of franchise units in operation in the current year than in 1995, offset somewhat by lower initial franchise licensing fees due to less unit openings. Comparable sales at franchise locations did not change significantly.

Interest income increased to $3.8 million in 1996 from $3.1 million in 1995. This increase was primarily due to larger amounts of cash invested, offset somewhat by slightly lower yields on cash equivalents and marketable securities for the fiscal year.

Cost of food and paper products decreased as a percentage of restaurant sales to 21.5% in 1996 from 21.7% in 1995. This improvement resulted principally from the effects of the closing of underperforming units in late 1995, which had higher food cost relationships than more typical Company locations, lower prices of various paper products and food items and, to a limited extent, the selective menu price increases, offset by higher cheese prices during the second and third quarters of 1996, which increased food costs by approximately $1.8 million.

Restaurant operating expenses - payroll and other employee benefits decreased to 24.5% of restaurant sales in 1996 from 25.3% of restaurant sales in 1995. Restaurant operating expenses - occupancy and other expenses decreased to 26.8% of restaurant sales in 1996 from 27.2% of restaurant sales in 1995. These improvements were principally due to the Company's program of closing underperforming units which had higher payroll and other restaurant cost relationships, improved supervision and controls over costs and, to a limited extent, the impact of menu price increases.

Depreciation and amortization expenses decreased to $22.9 million in 1996 from $23.6 million in 1995. This decrease was principally due to the closing of underperforming units in late 1995, offset somewhat from new unit openings in 1996.

General and administrative expenses were $14.9 million in 1996 or 4.5% of revenues and $16.1 million in 1995 or 5.0% of revenues. The decrease in dollars was principally due to improved controls in supervising and administering restaurants. The decrease in this category of expenses as a percentage of revenues was, in addition to the dollar decrease, favorably impacted by the spreading of non-variable costs over a larger revenue base.

The effective income tax rate was 38.0% for 1996 and 1995.



1995 Compared to 1994

Restaurant sales from Company-own units increased by $21.3 million of 7.4% to $310.1 million in 1995 from $288.8 million in 1994. The increase resulted primarily from the higher number of units in operation during 1995, in addition to a 0.5% increase in comparable restaurant sales to $273.9 million from $272.5 million in 1994. In March 1995, the Company selectively increased menu prices which did not materially affect 1995 sales. Comparable unit sales are made up of sales at locations that were open during the entire current and prior fiscal year.

Franchise related income increased 13.5% to $5.9 million in 1995 from $5.2 million in 1994. This increase resulted from higher royalties due to a larger number of franchise units in operation in the current year than in 1994 on relatively stable comparable unit sales, as well as an increase in the number of new franchise units resulting in higher initial franchise fees.

Interest income increased to $3.1 million in 1995 from $1.9 million in 1994. This increase was primarily due to larger amounts of cash invested and higher investment yields on invested cash and marketable securities for the fiscal year.

Cost of food and paper products increased as a percentage of restaurant sales to 21.7% in 1995 from 21.4% in 1994. This increase was primarily due to higher prices of cheese and paper products in 1995.

Restaurant operating expenses - payroll and other employee benefits increased to 25.3% of restaurant sales in 1995 from 24.5% of restaurant sales in 1994. This percentage increase was attributable to the higher costs of providing benefits to employees and a slower growth in comparable unit sales in 1995. Restaurant operating expenses - occupancy and other expenses increased to 27.2% of restaurant sales in 1995 from 26.4% of restaurant sales in 1994. This percentage increase was attributable to higher occupancy related charges and a slower growth in comparable unit sales in 1995.

Depreciation and amortization increased to $23.6 million in 1995 from $21.7 million in 1994. The increase was the result of the number of additional Company-owned units in operation during 1995 over the number of units in operation during 1994.

General and administrative expenses were $16.1 million in 1995 or 5.0% of revenues and $13.3 million in 1994 or 4.5% of revenues. This increase was primarily due to increased costs associated with supervising and administering the additional restaurants in operation and adding management level personnel.

In 1995, a provision of $16.4 million before tax ($10.2 million or $0.50 per share after tax) was established for the closing of approximately 40 underperforming restaurants. These units produced sales of approximately $8.0 million in 1995 and pretax losses of approximately $3.2 million ($2.0 million or $0.10 per share after tax).

The effective income tax rate was 38.0% for 1995 and 1994.

PROJECTED FINANCIAL PERFORMANCE

The following tables show summary projected financial performance for Sbarro on a consolidated basis as well as separate projections for the Umberto's and Sbarro core business operations. Note that the other restaurant concepts currently under development are not included in this analysis.

                                  SBARRO, INC.
                      CONSOLIDATED FINANCIAL PROJECTIONS(1)

 -------------------------------------------------------------------------------------------

 (DOLLARS IN MILLIONS)                                   FISCAL YEAR
                                   ---------------------------------------------------------
                                   1998E        1999E       2000E       2001E       2002E
                                   -----        -----       -----       -----       -----
 Total Systemwide Sales (2)        $501.0      $568.7        $668.5      $795.6      $947.3
                                   ======      ======       =======      ======      ======

 Revenues                          $365.8      $405.7        $460.4      $525.5      $600.0
 EBITDA                             $85.2       $94.4        $106.9      $121.7      $138.6
      EBITDA MARGIN %                23.3%       23.3%         23.2%       23.2%       23.1%
 Depreciation & Amortization        $27.1       $28.3         $30.4       $32.4       $33.7
                                   ------      ------        ------      ------      ------
 Operating Profit                   $58.2       $66.1         $76.6       $89.3      $104.9
                                   ------      ------        ------      ------      ------
      OPERATING MARGIN %             15.9%       16.3%         16.6%       17.0%       17.5%

 Capital Expenditures               $29.1       $28.4         $32.7       $35.6       $38.4

 STORE DATA:

 Company-Owned
      Beginning Units                625         659           714         779        849
      Openings (net)                  34          55            65          70         75
                                   -----       -----         -----       -----      -----
      Ending Units                   659         714           779         849        924
                                   =====       =====         =====       =====      =====


 Franchised

      Beginning Units                239         274           329         404        489
      Openings (net)                  35          55            75          85         95
                                   -----       -----         -----       -----      -----
      Ending Units                   274         329           404         489        584
                                   =====       =====         =====       =====      =====
 Total

      Beginning Units                864         933         1,043       1,183      1,338
      Openings (net)                  69         110           140         155        170
                                   -----       -----         -----       -----      -----
       Ending Units                  933       1,043         1,183       1,338      1,508
                                   =====       =====         =====       =====      =====

--------------------------
 (1) Includes 100% of the financial results of Umberto's (the Company's 80% owned restaurant venture).
 (2) Represents combined sales of Company-owned and franchised locations.

                           UMBERTO'S OF NEW HYDE PARK
                       DIVISIONAL FINANCIAL PROJECTIONS(1)


 (DOLLARS IN MILLIONS)                                     FISCAL YEAR
                                   ----------------------------------------------------------

                                   1998E        1999E       2000E       2001E       2002E
                                   -----        -----       -----       -----       -----

 Total Systemwide Sales (2)         $5.5         $22.7        $58.5      $115.7      $195.3
                                  ======       =======      =======     =======      ======

 Revenues                           $5.5         $19.7        $42.9       $74.3      $114.1
 EBITDA                             $0.4          $3.3         $8.0       $14.5       $23.0
      EBITDA MARGIN %                7.8%         16.7%        18.7%       19.6%       20.1%
 Depreciation & Amortization        $0.1          $0.6         $1.3        $2.2        $3.3
                                  ------       -------      -------     -------     -------
 Operating Profit                   $0.3          $2.7         $6.7       $12.3       $19.7
                                  ------       -------      -------     -------     -------

      OPERATING MARGIN %             5.1%         13.8%        15.7%       16.6%       17.2%

 OTHER DATA:
 Capital Expenditures               $2.7          $6.8         $9.0       $11.3       $13.5
 Comparable Store Sales Growth       2.0%          2.0%         2.0%        2.0%        2.0%

   STORE DATA:

   Company-Owned
        Beginning Units                2            8           23          43          68
        Openings (net)                 6           15           20          25          30
                                   ------       -------      -------     -------     ------
        Ending Units                   8           23           43          68          98
                                   ======       ======       ======      ======      ======

   Franchised
        Beginning Units                0            0            5          20          45
        Openings (net)                 0            5           15          25          35
                                   ------       -------      -------     -------     ------
        Ending Units                   0            5           20          45          80
                                   ======       ======       ======      ======      ======

   Total
        Beginning Units                2            8           28          63         113
        Openings (net)                 6           20           35          50          65
                                   ------       -------      -------     -------     ------
        Ending Units                   8           28           63         113         178
                                   ======       ======       ======      ======      ======

 --------------------
 (1) Represents 100% of the financial results of Umberto's (the Company's 80% owned restaurant venture).
 (2) Represents combined sales of Company-owned and franchised locations.

                              SBARRO CORE BUSINESS
                        DIVISIONAL FINANCIAL PROJECTIONS

 -----------------------------------------------------------------------------------------------

 (DOLLARS IN MILLIONS)                                     FISCAL YEAR
                                     -----------------------------------------------------------
                                     1998E        1999E       2000E       2001E       2002E
                                     -----        -----       -----       -----       -----


 Total Systemwide Sales (1)          $495.5      $546.0        $609.9      $680.0      $752.0
                                     ======       ======       ======      ======      ======

 Revenues                            $360.4      $386.0        $417.5      $451.2      $485.9

 Cost of Food and Paper               $71.6       $76.6         $82.7       $89.2       $95.9
                                     ------      ------        ------      ------      ------
 Gross Profit                        $288.7      $309.4        $334.8      $362.0      $390.0

      GROSS MARGIN %                   80.1%       80.2%         80.2%       80.2%       80.3%

 Other Cash Operating Expenses       $203.9      $218.3        $235.9      $254.8      $274.4
                                     ------       -----        ------      ------      ------
 EBITDA                               $84.8       $91.1         $98.9      $107.2      $115.6

      EBITDA MARGIN %                  23.5%       23.6%         23.7%       23.7%       23.8%

 Depreciation & Amortization          $26.6       $27.4         $28.8       $29.9       $30.1
                                      ------      -----         -----       ------      -----
 Operating Profit                     $58.2       $63.7         $70.2       $77.3       $85.6
                                      ------      -----         -----       ------      -----
      OPERATING MARGIN %               16.2%       16.5%         16.8%       17.1%       17.6%

 OTHER DATA:

 Capital Expenditures                  $26.4       $21.7        $23.7       $24.3       $24.9
 Comparable Store Sales Growth          0.5%        1.5%         1.5%        1.5%        1.5%

 STORE DATA:


 Company-Owned
      Beginning Units                  623         651           691         736        781
      Openings (net)                    28          40            45          45         45
                                      ------       -----       -----       ------     -----
      Ending Units                     651         691           736         781        826
                                      ======       =====       ======      ======     =====

 Franchised

      Beginning Units                  239         274           324         384        444
      Openings (net)                    35          50            60          60         60
                                      ------       -----       -----       ------     -----
      Ending Units                     274         324           384         444        504
                                      ======       =====       ======      ======     =====
 Total

      Beginning Units                  862         925         1,015       1,120      1,225
      Openings (net)                    63          90           105         105        105
                                     ------      -----        ------       ------     -----
      Ending Units                     925       1,015         1,120       1,225      1,330
                                     ======      ======       ======       ======     =====

----------------
 (1) Represents combined sales of Company-owned and franchised locations.

DISCUSSION OF KEY PROJECTION ASSUMPTIONS - CORE BUSINESS

Store Openings

The Company expects to accelerate the new store openings to approximately 50 owned and 60 franchised units annually versus its current 1998 plan of 35 owned and 45 franchised units. This growth in unit openings is going to be accomplished by (i) focusing on high customer traffic venues where the Company currently has little presence (e.g., college campuses), (ii) expanding into traditional standalone quick service restaurant venues, in particular through co-branding arrangements, and (iii) increasing the pace of its international expansion.



Store Revenues

The Company believes it can increase the comparable store revenues for both Company-owned and franchised units by approximately 1.5% annually. This will be accomplished through selective price increases and assumes modest increases in store traffic. For new franchised units opened, the Company has assumed $20,000 in initial franchise fees per restaurant and royalties of 4% of revenues which are significantly lower than most of the current franchise arrangements which call for $35,000 in initial fees and royalties of 5%-7% of sales. Overall, revenues from core business units (including franchise revenues) are projected to grow to approximately $485.9 million by 2002, implying a compounded annual growth rate of 7.1% over 1997 revenues of $344.4 million.



Operating Costs

The Company has used existing costs as a percentage of revenue as the basis for projecting its future operating costs. These cost assumptions are generally conservative due to the high cheese prices in 1998, which accounts for 30% of total food and paper products costs. These prices have averaged 25% higher than during the comparable period in 1997, which generally represented a normalized price level for cheese. Secondly, a substantial portion of the Company's overhead is fixed, and therefore the Company should realize a degree of operating leverage as revenues increase. This is particularly true of general & administrative expenses, which should decrease as a percentage of sales over the projection period. Other income of $3.5 million annually is assumed, primarily as a result of joint marketing programs and rent to be received from subleasing space in the new headquarters building.

Overall, EBITDA margins for the Sbarro core business are expected to increase from 23.5% in 1998 to 23.8% in 2002. Although operating costs are expected to remain constant as a percent of sales for Company operated restaurants, the growth in higher margin franchising operations will increase overall margins slightly. Depreciation & amortization expense, which is based on the current depreciable asset base and the future projected capital expenditures required, are projected to increase at a slower rate than revenues. Consolidated operating margins are forecast to increase from 16.2% in 1998 to 17.6% in 2002.

Capital expenditures for new restaurants are assumed to total approximately $450,000 per unit. In addition, capital expenditures of $5.0 million, $5.2 million, $5.2 million, $5.8 million and $6.4 million for 1998-2002, respectively, are assumed for the maintenance of existing units. The $7 million of 1998 capital expenditures required to complete the construction of the new headquarters building has already been incurred.



Umberto's

The projected financial performance of Umberto's is based on its unit expansion plan and the pro forma financial model the Company has developed for individual stores. The Company plans to rapidly expand the Umberto's concept resulting in a unit base of 98 Company-operated and 80 franchised restaurants by 2002. Based on its analysis of the market environment and the fact that few companies currently serve this niche, the Company believes its unit growth projections are reasonable.

New units opened in 1998 are projected to generate $1.2 million in annualized revenues, with an assumed increase of 2% per year through 2002. The Company bases this comparable store sales increase on the more upscale nature of the product offering and the assumption that the increasing strength of the Umberto's brand will also allow for modest price increases. For franchised restaurants, a $30,000 initial franchise fee and a 6% royalty are assumed. Based on this projected unit growth, total revenues for Umberto's are expected to reach approximately $114.1 million by 2002.

In developing the Umberto's financial plan, the Company has categorized all expenses as either variable or fixed. Variable costs include food and paper products, payroll and benefits, repairs and maintenance, restaurant supplies, linen and uniforms, office supplies and credit card discounts. Fixed costs include rent and rent-related costs, utilities, telephone, insurance, carting and armored car/bank charges. The Company's pro forma financial model assumes that all variable costs grow at the same rate as revenues while fixed costs remain constant. Pre-opening costs are estimated to total $50,000 per store, and are expensed as incurred. Depreciation is based on an assumed capital investment of $450,000 per new restaurant. A restaurant management bonus is also assumed at 20% of restaurant pre-tax earnings.
                                        33